Exhibit 99.1

Silicon Motion Announces Annual Cash Dividend Payable Quarterly

TAIPEI, Taiwan and MILPITAS, Calif., October 30, 2023 –Silicon Motion Technology Corporation (NasdaqGS: SIMO) (“Silicon Motion” or the “Company”), a global leader in designing and marketing NAND flash controllers for solid state storage devices, announces today its annual cash dividend of $2.00 per ADS.

The Board of Directors of the Company has declared an annual dividend of $2.00 per ADS1,2 which will be paid in four quarterly installments of $0.50 per ADS3 according to the following anticipated record and payment dates:

Record Date	Payment Date
November 16, 2023	November 30, 2023
February 20, 2024	March 1, 2024
May 9, 2024	May 23, 2024
August 8, 2024	August 22, 2024

The Company’s depository bank’s DR books will be closed for issuance and cancellation on each of the record dates.

“Silicon Motion has had a long history of returning cash to shareholders through our dividend program. Our business continues to generate strong cash flow and we believe that we are well positioned to drive long-term growth of our business and improve profitability. While the dividend program was halted in 2022 due to the proposed acquisition by MaxLinear, our Board has decided to reinstate our annual cash dividend payments now that we have terminated the transaction,” said Wallace Kou, President and CEO of Silicon Motion.

The payment of the annual dividend to be paid in quarterly installments will be made according to the anticipated record and payment dates unless subsequently changed by the Board. The declaration and payment of future cash dividends is subject to the Board’s continuing determination that the

[1]	One ADS is equivalent to four ordinary shares.
[2]	$2.00 per ADS is equivalent to $0.50 per ordinary share.
[3]	$0.50 per ADS is equivalent to $0.125 per ordinary share.

payment of dividends is in the best interests of the Company’s shareholders and is in compliance with all laws and agreements of the Company applicable to the declaration and payment of cash dividends.

ABOUT SILICON MOTION:

We are the global leader in supplying NAND flash controllers for solid state storage devices. We supply more SSD controllers than any other company in the world for servers, PCs and other client devices and are the leading merchant supplier of eMMC and UFS embedded storage controllers used in smartphones, IoT devices and other applications. We also supply customized high-performance hyperscale data center and specialized industrial and automotive SSD solutions. Our customers include most of the NAND flash vendors, storage device module makers and leading OEMs. For further information on Silicon Motion, visit us at www.siliconmotion.com.

FORWARD-LOOKING STATEMENTS:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to the unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from one or more customers; general economic conditions or conditions in the semiconductor or consumer electronics markets; the impact of inflation on our business and customer’s businesses and any effect this has on economic activity in the markets in which we operate; the effects on our business and our customer’s business taking into account the ongoing US-China tariffs and trade disputes together with the uncertainties associated with any future outbreaks of COVID-19, including, but not limited to, the emergence of variants to the original COVID-19 strain; the recent increases in tensions between Taiwan and China including enhanced military activities; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; changes in our cost of finished goods; supply chain disruptions that have affected us and our industry as well as other industries on a global basis; the payment, or non-payment, of cash dividends in the future at the discretion of our board of directors and any announced planned increases in such dividends; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in the products we sell given the current raw material supply shortages being experienced in our industry; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions; any potential impairment charges that may be incurred related to businesses previously acquired or divested in the future; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on April 28, 2023. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:	Investor Contact:
Jason Tsai	Selina Hsieh
Vice President of IR & Finance	Investor Relations
E-mail: jtsai@siliconmotion.com	E-mail: ir@siliconmotion.com

Media Contact:
Sara Hsu
Project Manager
E-mail: sara.hsu@siliconmotion.com